Room 4561

August 25, 2006

Rajendra B. Vattikuti
Chairman, Chief Executive
  Officer and Director
Covansys Corporation
32605 West Twelve Mile Road
Farmington Hills, MI 48334

> **Re: Covansys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**

Dear Mr. Vattikuti:

We have completed our review of your Form 10-K for the year ended December 31, 2005
and have no further comments at this time.

Very truly yours,

Brad Skinner
Accounting Branch Chief